04037331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

GWR Group plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Capital Radio plc
(Name of Person(s) Furnishing Form)

Ordinary shares of 5 pence each
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Sarah C. Murphy, Esq. Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, England Tel: +44 20 7936 4000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 29, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1 **Home Jurisdiction Documents**

Exhibit Number	**Description**
1.	Pre-conditional merger offer announcement pursuant to section 2.5 of United Kingdom City Code on Takeovers and Mergers by Capital Radio plc and GWR Group plc dated September 29, 2004.

Item 2 ***Information Legends***

The required legends are included on pages 5 and 19 of Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

Capital Radio plc has filed a written irrevocable consent and power of attorney on Form F-X concurrently with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

NATHALIE SCHWARZ, DIRECTOR
(Name and Title)

29 SEPTEMBER, 2004
(Date)

EXHIBIT 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

For immediate release ***29 September 2004***

CAPITAL RADIO **GWR** group plc

PROPOSED MERGER OF CAPITAL RADIO AND GWR TO CREATE THE UK'S LEADING COMMERCIAL RADIO GROUP

SUMMARY

The Boards of Capital Radio and GWR announce that they have agreed the terms of an all-share merger (the "Merger"), to create the UK's leading commercial radio group (the "Merged Group").

The Merged Group will own one national and 55 local analogue radio stations, 93 digital radio stations and will reach approximately 18 million listeners representing 36 per cent. of the UK commercial radio audience.

Based on the latest published financial results for both companies, the Merged Group will have combined turnover of £243 million, combined EBITDA of £53 million and combined PBT of £40 million. The Merger is conditional on regulatory approval.

DMGT and the Directors of GWR who hold in aggregate approximately 35.1 per cent. of GWR's issued share capital have given undertakings to accept the Merger Offer, which are described in more detail in the full announcement. DMGT has confirmed that it is very supportive of the Merger and that it is its current intention that, should the Merger be implemented, it will remain a shareholder in the Merged Group for the foreseeable future.

Based on the current issued share capital of the two companies, Capital Radio shareholders will hold 52 per cent. and GWR shareholders will hold 48 per cent. of the issued share capital of the Merged Group.

Based on Closing Prices as at 17 September 2004, the last trading day before the announcement that Capital Radio and GWR were in merger discussions, the Merged Group's combined market capitalisation would have been approximately £711 million.

The Boards of Capital Radio and GWR believe that the Merged Group will create significant strategic, operational and financial benefits for listeners, advertisers and shareholders, as follows:

Strategic Benefits

The Merger will create the UK's leading commercial radio group, which would be well positioned to benefit from the strong potential growth of the commercial radio sector. The Merger will also advance Capital Radio's and GWR's complementary strategies and will enable the Merged Group to play a pivotal role in the development of digital radio in the UK.

Looking forward, the Merged Group will be focused on achieving three strategic goals:

- Accelerating the future growth of commercial radio's share of listening relative to the BBC, and the Merged Group's share of this growth.

- Accelerating the future growth of commercial radio's share of display advertising, and the Merged Group's share of it.

- Growing non-traditional revenues through the relationship with listeners.

Operational Benefits

- Greater ability to deliver more compelling content through attracting and developing the best talent, better access to music entertainment and shared best practice.

- A unified, well resourced sales house will provide advertisers with better access to the most attractive demographics in the UK and improve customer service.

- The opportunity to refine the Merged Group's portfolio of strong brands and digital assets.

Financial Benefits

- Estimated annualised pre-tax cost savings of at least £7.5 million achievable in the second full year following completion of the Merger.

- Creates greater financial scale and flexibility to exploit future commercial opportunities.

- Following completion of the Merger, the Merged Group expects to maintain the current Capital Radio dividend level and will seek to grow its dividend cover over time.

Commenting on today's announcement, Ralph Bernard, Executive Chairman of GWR, said:

"This merger is a fantastic opportunity to create UK commercial radio's champion of the digital age. The enlarged group will be in a strong position to drive the growth of commercial radio's share of listening and total advertising by providing enhanced services to listeners and greater opportunities for advertisers. We expect this to deliver increased value to shareholders over time."

Commenting on today's announcement, David Mansfield, Chief Executive of Capital Radio, said:

"Today's announcement creates a vibrant new radio business with a leading position in an attractive and growing sector. Capital and GWR share common strategies and values, and have complementary brands and geographic transmission areas in both the analogue and digital spectrum. In addition to the synergies that we have identified, we will concentrate our efforts on further value creation over time by combining the strongest qualities of both companies within the new group."

Terms

- It is intended to implement the Merger by means of a recommended share for share exchange offer to be made on behalf of Capital Radio for the whole of the issued and to be issued share capital of GWR.

- The terms of the Merger are based on the recent relative market capitalisations of the two companies. Under the terms of the Merger, Capital Radio Shareholders will retain their shares in Capital Radio and GWR Shareholders will receive New Capital Radio Shares in the ratio of 60.236 for every 100 GWR Shares.

- Based on the current issued share capital of the two companies, Capital Radio Shareholders will hold 52 per cent., and GWR Shareholders will hold 48 per cent., of the issued share capital of the Merged Group.

- Following completion of the Merger, Ralph Bernard will be Executive Chairman of the Merged Group, David Mansfield will be Chief Executive and Wendy Pallot will be Finance Director. The Non-Executive Directors will be drawn from the current Boards of both companies to ensure equal representation overall from Capital Radio and GWR. In addition, the Merged Group intends to invite a representative of DMGT to become a Non-Executive Director.

- The Merger Offer will not be made unless and until the Pre-Conditions have been satisfied or waived. Such Pre-Conditions are (i) clearance having been received from the OFT or the Competition Commission or, as the case may be, the Secretary of State, in terms reasonably satisfactory to each of Capital Radio and GWR, and (ii) confirmation from Ofcom, in terms satisfactory to each of Capital Radio and GWR that Ofcom will not as a result of the Merger take any action or refrain from taking any action that it would otherwise have taken, or require Capital Radio and/or GWR to take any action or refrain from taking any action, in connection with any licence(s) which would have a material adverse effect on the Merged Group taken as a whole.

- Capital Radio and GWR reserve the right to jointly elect to implement the Merger by way of a scheme of arrangement under section 425 of the Companies Act. In such event, the Scheme will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Merger Offer.

- A proposal to change the name of Capital Radio, conditional upon completion of the Merger, will be put to Capital Radio Shareholders in due course.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement. Terms used in this summary shall have the meanings given to them in Appendix IV to the full announcement.

The Pre-Conditions, Conditions and certain further terms of the Merger Offer are set out in Appendix I to the full announcement. Appendix II contains sources and bases of information and Appendix III contains a summary of certain terms of the Merger Agreement.

ENQUIRIES

There will be a meeting for analysts at the London Stock Exchange at 9:30 am today. For further information, please contact:

Capital Radio
Tel: + 44 (0)20 7766 6240
David Mansfield
Peter Harris
Jane Wilson

GWR
Tel: +44 (0)118 928 4338
Ralph Bernard
Wendy Pallot
Simon Cooper

Credit Suisse First Boston
(Financial adviser to Capital Radio)
Tel: + 44 (0)20 7888 8888
Gillian Sheldon
Stuart Upcraft

UBS
(Financial adviser to GWR)
Tel: +44 (0)20 7567 8000
Adrian Haxby
Simon Warshaw

Anthony Fry
(Special adviser to Capital Radio)
Tel: +44 (0)20 7102 1300

Bridgewell
(Financial adviser to GWR)
Tel: +44 (0)20 7003 3000
Andrew Tuckey
John Craven

Cazenove
(Corporate broker to Capital Radio)
Tel: + 44 (0)20 7588 2828
John Paynter
David Anderson

HSBC
(Corporate broker to GWR)
Tel: +44 (0)20 7991 8888
Heraclis Economides

Finsbury
(PR adviser to Capital Radio)
Tel: + 44 (0)20 7251 3801
Rupert Younger
Julius Duncan

College Hill
(PR adviser to GWR)
Tel: +44 (0)20 7457 2020
Adrian Duffield
Matthew Smallwood

CSFB is acting exclusively for Capital Radio and no-one else in connection with the Merger and will not be responsible to anyone other than Capital Radio for providing the protections afforded to clients of CSFB or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

UBS and Bridgewell are acting exclusively for GWR and no-one else in connection with the Merger and will not be responsible to anyone other than GWR for providing the protections afforded to clients of UBS or Bridgewell or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

Anthony Fry, who is a Managing Director of Lehman Brothers, is acting as a special adviser to the Board of Capital Radio and no-one else in connection with the Merger and will not be responsible to anyone other than Capital Radio for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement does not constitute an offer or invitation to acquire or exchange securities in Capital Radio or GWR. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal and regulatory requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if the announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Unless otherwise determined by Capital Radio and GWR and permitted by applicable law and regulation, copies of this announcement and any other documents relating to the Merger are not being, and must not be, mailed or otherwise forwarded, distributed or sent in to Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them, into or from Australia, Canada or Japan. If the Merger is implemented by way of an Offer (unless otherwise determined by Capital Radio and GWR and permitted by applicable law and regulation), the Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Australia, Canada or Japan, nor will it be made in or into Australia, Canada or Japan and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facilities or from within Australia, Canada or Japan.

Any securities offered in connection with the Merger Offer have not been and will not be registered under the US Securities Act or under the securities laws of any state or district of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger Offer, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Merger Offer will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Merger Offer will not be made directly or indirectly in any jurisdiction where prohibited by applicable law.

NOTICE TO GWR SHAREHOLDERS WHO ARE US PERSONS

The Merger Offer will be made for the securities of an English company. The Merger Offer will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Merger Documentation, if any, will have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for US persons to enforce their rights and any claim they may have arising under US federal securities laws, since Capital Radio is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A US person may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

In accordance with Rule 14e-5(b) under the US Exchange Act, UBS Investment Bank will continue to act as an exempt market maker in GWR Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Capital Radio or GWR, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Capital Radio or GWR, is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Merger Offer becomes or is declared unconditional as to acceptance or lapses or is otherwise withdrawn (or, if applicable, the Scheme becomes effective). Dealings by Capital Radio or GWR or by their respective "associates" (within the definition set out in the City Code) in any class of securities of Capital Radio or GWR until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

FORWARD LOOKING STATEMENTS

The information contained in this announcement is as of 29 September, 2004. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of the Merged Group for the current or future financial years would necessarily match or exceed the historical published earnings per share of Capital Radio and GWR. This announcement contains certain forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Merged Group resulting from and following the completion of the Merger Offer. Such forward-looking statements inherently involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Capital Radio and GWR disclaim any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

The estimated annualised pre-tax cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. These statements of estimated annualised pre-tax cost savings and cash costs for achieving them relate to future actions and circumstances, which, by their nature, involve risks, uncertainties and other factors. Because of this, the estimated annualised pre-tax cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. These statements should not be interpreted to mean that the earnings per share in the financial year of the Merger, or in any subsequent period, would necessarily match or be greater than those for either Capital Radio, GWR, or the Merged Group for the relevant preceding financial period.

For immediate release **29 September 2004**

PROPOSED MERGER OF CAPITAL RADIO AND GWR TO CREATE THE UK'S LEADING COMMERCIAL RADIO GROUP

INTRODUCTION

The Boards of Capital Radio and GWR announce that they have unanimously agreed the terms of a recommended merger.

DMGT and the Directors of GWR who hold in aggregate approximately 35.1 per cent. of GWR's issued share capital have given undertakings to accept the Merger Offer, which are described in more detail below. DMGT has confirmed that it is very supportive of the Merger and that it is its current intention that, should the Merger be implemented, it will remain a shareholder in the Merged Group for the foreseeable future.

It is intended to implement the Merger by means of a recommended share for share exchange offer to be made on behalf of Capital Radio, for the whole of the issued and to be issued share capital of GWR. The Merger Offer will not be made unless and until the Pre-Conditions (clearance by the Office of Fair Trading, Competition Commission or, if relevant, the Secretary of State for Trade and Industry, and confirmation from Ofcom that relevant licences will not be materially affected) have been satisfied or waived.

Under the terms of the Merger Offer, Capital Radio Shareholders will retain their shares in Capital Radio and GWR Shareholders will receive:

For every 100 GWR Shares **60.236 New Capital Radio Shares**

and so in proportion to any other number of GWR Shares held.

Based on the current issued share capital of the two companies, Capital Radio Shareholders will hold 52 per cent., and GWR Shareholders will hold 48 per cent., of the issued share capital of the Merged Group.

The terms of the Merger reflect the recent relative market capitalisations of the two companies. At the close of business on 17 September 2004, the last trading day before the announcement that Capital Radio and GWR were in merger discussions, the market capitalisations of Capital Radio and GWR were £367 million and £344 million respectively. On this basis, the combined market capitalisation of the Merged Group would have been £711 million.

A proposal to change the name of Capital Radio, conditional upon completion of the Merger, will be put to Capital Radio Shareholders in due course.

Credit Suisse First Boston is acting as financial adviser to Capital Radio and Cazenove is acting as corporate broker. UBS and Bridgewell are acting as financial advisers to GWR, and HSBC is acting as corporate broker.

THE MERGED GROUP

The Merged Group will own one national and 55 local analogue radio stations as well as 93 digital radio stations. It will also own or have an interest in 28 digital multiplexes (Capital Radio and GWR currently have two shared digital multiplexes) which includes a controlling shareholding in the UK's only national commercial digital multiplex, Digital One.

The Merged Group will reach approximately 18 million listeners representing 36 per cent. of the UK commercial radio audience and will benefit from some of the UK's best known radio brands providing access to a range of complementary demographics.

Based on the latest published financial results for both companies, the Merged Group will have combined turnover of £243 million, combined EBITDA of £53 million and combined PBT of £40 million.

Local and regional analogue coverage will include stations in Southern England, the Midlands, Northern England, Wales and Central Scotland.

REASONS FOR AND BENEFITS OF THE MERGER

The Boards of Capital Radio and GWR have long believed that consolidation of the UK radio industry would bring benefits for listeners, advertisers and shareholders. The Communications Act 2003 has signalled a new direction in Government policy, introducing a liberalised regulatory regime that is better suited to the rapidly evolving broadcasting industry and has created the basis for the next stage of media industry development in the UK.

Against this background of regulatory change, the media industry and radio within it has reached a pivotal point due to the continued development of digital technologies. There are now more platforms and new product opportunities for media owners, presenting greater media choice for consumers. As a consequence, consumers are now more sophisticated and less loyal in their media choices than they used to be. They also place increasing value on quality brands with specific relevance to their lifestyle needs.

The Merged Group will be better placed to operate effectively in this dynamic environment, and to take advantage of opportunities created by new technology and the Government's vision of a liberalised media industry.

The Merged Group will have greater financial scale and flexibility and will be operationally more efficient. It will produce significant benefits for listeners, advertisers and shareholders, as well as accelerating the development of the UK commercial radio industry.

The Boards of Capital Radio and GWR believe that there is a compelling rationale for the Merger, which will enable the Merged Group to deliver on its three key strategic goals:

1. To accelerate the future growth of commercial radio's share of listening, and the Merged Group's share of this growth

As the UK's leading commercial radio group, the Merged Group will have a greater opportunity to create and deliver compelling content and therefore build listener numbers across its analogue and digital platforms.

The Merged Group will be in a stronger position to attract and retain the industry's best talent and obtain a greater share of music industry content, such as exclusive interviews, event coverage and new music releases. Furthermore, there will be more opportunities to innovate and share best practices across the Merged Group.

Weather, news and traffic, and travel information will all benefit from the Merger's creation of a larger pool of data for these services to draw on. Production quality will also be enhanced.

Listeners will benefit from a more consistent quality of presenters across the country, whilst retaining the benefits and advantages of the locally tailored style.

There are no plans to centralise programming, production facilities or sales for local stations and both companies remain committed to preserving the character of the local networks.

The Merger also significantly advances Capital Radio's and GWR's complementary strategies in digital radio. The combined scale and expertise of the two groups will mean the Merged Group is very well placed to further its leading role in the development of digital radio. The Merged Group will benefit from its 63 per cent. ownership of Digital One (the only national commercial digital multiplex), ownership of or an interest in 27 local digital multiplexes, four national digital stations and 89 broadcasting slots on local digital multiplexes.

Importantly, the Merged Group will be able to compete more effectively with BBC Radio, which today dominates the UK's radio landscape. Classic FM has already proven its ability to compete nationally with BBC Radio and over the last five years both Capital Radio and GWR have launched three national digital-only stations (Core, Life and Planet Rock (in association with NTL)). The resources of the Merged Group will provide a greater opportunity to build strong digital radio brands capable of further challenging BBC Radio, thereby creating more distinctive choice for listeners.

2. To accelerate the future growth of commercial radio's share of display advertising, and the Merged Group's share of it

Radio today has a 7.0 per cent. share of the £8.9 billion UK display advertising market. Between 1992 and 2002 radio advertising growth outpaced that of all other media, with a compound annual growth rate of 10.6 per cent. to £461 million, compared to a compound annual growth rate of 3.7 per cent. in total UK display advertising spend.

The Boards of Capital Radio and GWR believe radio will in due course increase its share of UK display advertising to over 10 per cent. As the UK's leading commercial radio group, the Merged Group will be ideally positioned to increase its share of this growing segment.

The Merged Group will provide advertisers with significant reach in the most demanded demographics, through complementary station and brand portfolios across analogue and digital radio. It will offer advertisers an enhanced ability to target listeners by age, region and socio-economic segment. It will also provide advertisers with access to listeners from a broad range of age groups, with young listeners catered for by Capital Disney; the 15 to 34 age group with a range of stations including the Capital FM Network and The Mix Network, and specialist music services Xfm, Core, The Storm and Choice; the 35 to 44 age group with the Century FM Network and Planet Rock and strong brands including Capital Gold and Classic FM.

The Merged Group will offer wider opportunities for group wide sponsorship and promotions and will be in a position to conduct more qualitative as well as quantitative research to gain a better understanding of the changing tastes and interests of listeners, how they interact with radio brands, as well as carrying out more regular testing of advertising effectiveness. The enhanced understanding of listeners' tastes, lifestyles and needs that will result from this research will enable the Merged Group's stations to provide a better service to their advertisers.

The Boards of Capital Radio and GWR believe that the Merger is not only an appropriate response to an increasingly consolidating media agency buying sector, but also better reflects structural changes to agency buying and planning processes. By offering a unified, well resourced sales house, the Merged Group will deliver improved customer service.

3. Growing non traditional revenues through the relationship with listeners

Capital Radio and GWR both believe that the relationship with listeners and the trust they have in their radio brands is at the heart of their business.

The Merger will enable the Merged Group to strengthen its offerings in existing value added areas, such as concerts, CDs, magazines and merchandising. However, further opportunities exist for the Merged Group that have been made possible by new digital platforms. These include music downloads, ringtones, websites, complementary digital television channels and mobile services. A key feature of this digital environment will be the range of interactive services that enable listeners to connect more directly with entertainment content and services.

The increased scale and expertise created by the Merger means the Merged Group will be well placed to exploit these opportunities and therefore enhance long term profitability.

KEY FINANCIAL BENEFITS

Shareholders will benefit from the creation of a more efficient group with estimated annualised pre-tax cost savings of at least £7.5 million, achievable in the second full year following completion of the Merger.

There will be one-off cash costs of approximately £11 million of achieving these savings.

The Merger will enable the Merged Group to avoid duplication in its future digital investments (aggregate digital investment for Capital Radio and GWR was £10 million in 2003). The Merged Group will have the financial scale and flexibility to create the infrastructure and content required to attract listeners and advertisers to its digital stations and benefit from the rewards of its growing popularity.

The Merged Group will also share in future revenues of the datacasting venture operated by BT Wholesale, in which GWR is making a capped investment of £2.75 million over eighteen months.

The Merged Group expects to benefit from greater financial scale and flexibility and to be in a stronger position from which to exploit future analogue and digital opportunities.

Following completion of the Merger, the Merged Group expects to maintain current Capital Radio dividend levels, and will seek to grow its dividend cover over time.

NAME OF THE MERGED GROUP

The name of the Merged Group will be agreed in due course. Accordingly a proposal to change the name of Capital Radio, conditional upon completion of the Merger, will be put to Capital Radio Shareholders.

BOARD AND MANAGEMENT

The Board of the Merged Group will be drawn from both companies. The Executive Directors of the Merged Group will be as follows:

Executive Chairman	Ralph Bernard
Chief Executive	David Mansfield
Finance Director	Wendy Pallot

The Non-Executive Directors will be drawn from the current Boards of both companies to ensure equal representation overall from Capital Radio and GWR. Peter Cawdron will be Non-Executive Deputy Chairman and Alastair Ross Goobey will be Senior Independent Non-Executive Director. DMGT's shareholding in GWR is equivalent to a 14.3 per cent. interest in the Merged Group under the terms of the Merger Offer. Accordingly, the Merged Group also intends to invite a representative of DMGT to become a Non-Executive Director.

DIVIDENDS, YEAR END AND ACCOUNTING

It is currently intended that the Merged Group will have a September accounting year end and that it will pay an interim dividend in May and a final dividend in November. Following completion of the Merger, the Merged Group expects to maintain current Capital Radio dividend levels and will seek to grow its dividend cover over time.

It is expected that New Capital Radio Shares will rank pari passu for any dividend declared or paid by the Merged Group after the date on which the Merger becomes unconditional.

Payments of standalone dividends to be made by Capital Radio and GWR prior to completion of the Merger are currently intended by each company to be consistent with past practice.

INFORMATION ON CAPITAL RADIO

Capital Radio is a leading UK commercial radio group. Owning a portfolio of radio stations in key metropolitan areas, it broadcasts to 85 per cent. of the UK population and employs 662 people.

Capital Radio's 21 analogue radio stations comprise five core brands: The Capital FM Network, the Century FM Network, Capital Gold, Xfm and Choice.

Capital Radio has been successful in applying for digital licences across the country. It now broadcasts from 58 digital radio stations, including Life, the national digital adult contemporary station, and Capital Disney. Capital Radio has shareholdings in 14 digital multiplexes.

In the important London market, Capital Radio is the largest commercial radio group with 3.05 million listeners and has the most listened to station with 95.8 Capital FM.

Summary financial information, as extracted from Capital Radio's audited results for the year ended 30 September 2003 and its unaudited results for the twelve months to 31 March 2004, are set out in the table below:

	12 months to 31 March 2004	**Year to 30 September 2003**
Group turnover*	£117.4 million	£115.3 million
EBITDA (incl. associate income)*	£27.0 million	£27.1 million
Profit before tax*	£22.8 million	£22.8 million
Underlying Basic earnings per share**	19.3 pence	19.3 pence
Net assets	£143.7 million	£132.2 million
Net Debt	£32.0 million	£27.6 million

* Figures exclude goodwill amortisation and exceptional items
** Underlying basic earnings per share excludes the impact of goodwill amortisation and restructuring costs and their related tax effects

As stated in the full year trading update published today, Capital Radio anticipates that its radio revenues for the quarter to September 2004 will increase by 4 per cent. year on year, in line with expectations. In the quarter to June 2004 revenues increased by 5 per cent. against the same quarter in the previous year. Consequently, revenue for the six months ending 30 September 2004 will increase 4.5 per cent. against the same period in the prior year.

Accordingly, Capital Radio anticipates that radio revenues will increase 4 per cent. for the year ending 30 September 2004.

Capital Radio's revenue performance continues to benefit from the company's portfolio of stations across the UK and it is achieving particularly strong growth from the Century FM Network, Xfm and the newly acquired Choice FM.

The Board of Capital Radio believes that radio will continue to out-perform the display advertising market. However, radio advertising remains short term and the Board is therefore cautious about the out-turn for the October to December quarter.

INFORMATION ON GWR

GWR is a leading UK commercial radio group broadcasting 35 analogue stations and 35 digital stations which are listened to by 11 million people each week. GWR generates 95 million listening hours annually, making it the most listened to radio group in the UK. The company employs 843 people.

On analogue radio, GWR operates Classic FM, the national classical music station that is listened to by 6.5 million listeners each week. GWR also operates 34 local stations across the UK which are at the heart of their communities and are listened to by 4.5 million listeners each week.

GWR is also the majority shareholder in Digital One, the only national commercial digital multiplex. GWR also owns or has an interest in 15 local digital multiplexes.

GWR broadcasts three national commercial digital stations: Classic FM, Core and Planet Rock, the latter in association with NTL. GWR also simulcasts 14 of its local stations on local digital multiplexes which match the corresponding analogue licences, and broadcasts the digital only service 'The Storm' on 16 local digital multiplexes.

Summary financial information, as extracted from GWR's audited results for the year ended 31 March 2004 is set out in the table below:

	Year to 31 March 2004
Group turnover*	£125.6 million
EBITDA (incl. associate income)*	£25.6 million
Profit before tax*	£16.6 million
Headline earnings per share**	8.0 pence
Net assets	£67.7 million
Net Debt***	£54.0 million

*Figures exclude discontinued items, goodwill amortisation and exceptional items
**Figure excludes profit or loss on disposal of tangible fixed assets and investments, goodwill amortisation and the related tax effects
***After adjusting for sale proceeds from the sale of GWR's 27.8% stake in Radio Investments Limited

As stated in the pre-close update published on 29 September 2004, for the six months ending 30 September 2004, like for like total UK revenues for the six-month period are expected to rise by 3 per cent. year on year. Following the strong start to the year, GWR has seen a slower than expected second quarter, particularly during August. As a result, revenue from the analogue business, which generates 92 per cent. of group revenue, is expected to rise by 2 per cent. year on year in the six-month period.

The Local Radio Group, which generates 73 per cent. of GWR's revenues, forecasts total like for like revenues to be up by 1 per cent. in the six months to 30 September 2004. This includes a 3 per cent. increase in locally sourced revenues and unchanged national revenues, the latter against a very strong period of 18 per cent. growth last year.

Total revenues at Classic FM for the half-year are forecast to be up by 5 per cent. year on year.

GWR's net digital investment, including its contribution to the datacasting project with BT Wholesale, is forecast for the year to be around the same level as last year.

GWR continues to control its costs tightly. Although the outlook for the autumn is less buoyant than previously indicated by the strong first quarter, the GWR Board remains confident in GWR's prospects for the year as a whole.

DETAILS OF THE MERGER

The Merger is expected to be implemented by way of an offer by Credit Suisse First Boston on behalf of Capital Radio for the whole of the issued and to be issued share capital of GWR. Alternatively, if Capital Radio and GWR so agree, the Merger will be implemented by means of a Scheme. Under the terms of the Merger, existing Capital Radio Shareholders will retain their Capital Radio Shares and GWR Shareholders will receive:

For every 100 GWR Shares	**60.236 New Capital Radio Shares**

and so in proportion to any other number of GWR Shares held.

The Merger Offer will not be made unless and until the Pre-Conditions have been satisfied or waived. Such Pre-Conditions are:

(i) clearance having been received from the OFT or the Competition Commission or, as the case may be, the Secretary of State, in terms reasonably satisfactory to each of Capital Radio and GWR, and (ii) confirmation form Ofcom, in terms satisfactory to each of Capital Radio and GWR, that Ofcom will not as a result of the Merger take any action or refrain from taking any action that it would otherwise have taken, or require Capital Radio and/or GWR to take any action or refrain from taking any action, in connection with any licence(s) which would have a material adverse effect on the Merged Group taken as a whole.

The Merger Offer will also be subject to the satisfaction or waiver of the Conditions, which includes the approval of the Merger by Capital Radio Shareholders by way of an ordinary resolution to be proposed at the Capital Radio Extraordinary General Meeting. A special resolution to change the name of Capital Radio, on completion of the Merger, will also be proposed at the Capital Radio Extraordinary General Meeting.

The Merger Offer will extend to all GWR Shares unconditionally allotted or issued and fully paid on the date of the Merger Offer (excluding any treasury shares except to the extent these cease to be held as treasury shares before such date as Capital Radio may determine) and any GWR Shares which are unconditionally allotted or issued and fully paid (including pursuant to the exercise of options under the GWR Share Option Schemes) whilst the Merger Offer remains open for acceptance or by such earlier date as Capital Radio may, subject to the City Code, decide, not being earlier than the date on which the Merger Offer becomes unconditional as to acceptances.

The GWR Shares which will be acquired by Capital Radio under the Merger will be fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights attaching thereto except, in the case of dividends, to those dividends paid prior to completion of the Merger and save as otherwise may be set out in the Merger Documentation.

No fractions of a New Capital Radio Share will be allotted to GWR Shareholders pursuant to the Merger. The New Capital Radio Shares representing the aggregate of these fractional entitlements will be sold in the market and the net cash proceeds will be distributed pro rata to accepting GWR Shareholders entitled thereto, except that individual entitlements of less than £3.00 will be retained for the benefit of the Merged Group.

Capital Radio and GWR reserve the right, if both so agree, to implement the Merger by way of a scheme of arrangement under section 425 of the Companies Act. In such event, the

Scheme will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Merger Offer.

The Merger will be effected in accordance with the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code.

Bank facilities for the Merged Group, conditional upon completion of the Merger, are expected to be provided by Barclays.

EMPLOYEES

The Boards of Capital Radio and GWR attach great importance to retaining the skills and experience of their respective management and employees. The management teams of Capital Radio and GWR will be combined in order to obtain the maximum benefit from their skills and experience.

The Boards of Capital Radio and GWR have confirmed to each other that, following the Merger Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of employees of both the Capital Radio and GWR groups will be fully safeguarded.

EMPLOYEE SHARE OPTION SCHEMES

Capital Radio intends to make appropriate proposals to holders of options in the GWR Share Option Schemes once the Merger Offer becomes or is declared unconditional in all respects. It is also intended, subject to scheme rules, that existing unvested options held by the existing management of GWR in the 1995 Executive Share Option Scheme and the 1996 Executive Share Option Scheme will, where possible, be rolled over into equivalent Capital Radio schemes or cancelled and replaced with appropriate arrangements following completion. The basis and terms of such arrangements are still to be agreed.

SETTLEMENT, LISTING AND DEALINGS

Applications will be made to the UK Listing Authority for the New Capital Radio Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. Capital Radio Shareholders who hold their shares in certificated form will retain their existing certificates which will remain valid. New certificates in the name of the Merged Group will be issued when transfers to persons who wish to hold their shares in the Merged Group in certificated form are lodged for registration. Certificates for the New Capital Radio Shares will be despatched to accepting GWR Shareholders who hold their shares in certificated form and CREST stock accounts are expected to be credited in respect of those GWR Shareholders who hold their GWR Shares in uncertificated form:

(a) in the case of acceptances received, complete in all respects, by the date on which the Merger Offer becomes or is declared unconditional in all respects, by no later than 14 days after such date; or

(b) in the case of acceptances received, complete in all respects, after the Merger Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, within 14 days of such receipt.

Further details on settlement, listing and dealing will be included in the Merger Documentation.

COMPULSORY ACQUISITION AND DE-LISTING

If, as intended, the Merger is effected by means of the Merger Offer, upon the Merger Offer becoming or being declared unconditional in all respects, it is the intention of Capital Radio, if sufficient acceptances of the Merger Offer are received and/or sufficient GWR Shares are otherwise acquired, to apply the provisions of sections 428 to 430F (inclusive) of the

Companies Act to acquire compulsorily any outstanding GWR Shares to which the Merger Offer relates.

It is also intended that, following the Merger Offer becoming or being declared unconditional in all respects (or, if applicable, the Scheme becoming effective), and subject to the requirements of the UK Listing Authority and the London Stock Exchange, Capital Radio shall procure that GWR applies for the cancellation of the listing of the GWR Shares on the Official List and for the cancellation of trading of GWR Shares on the London Stock Exchange's market for listed securities. Such cancellation would significantly reduce the liquidity and marketability of any GWR Shares not assented to the Merger Offer. Such cancellation will take effect no earlier than 20 business days after the Merger Offer becomes or is declared unconditional.

UNDERTAKINGS TO ACCEPT THE MERGER OFFER OR, IF APPLICABLE, VOTE IN FAVOUR OF THE SCHEME

Shareholders of GWR have given undertakings to accept the Merger Offer or, if applicable, vote in favour of the Scheme, in respect of a total of 45,898,888 GWR Shares, representing approximately 35.1 per cent. in aggregate of GWR's issued share capital as at 29September 2004.

These undertakings consist of an undertaking from DMG Investment Holdings Limited, a subsidiary of DMGT, in respect of 39,114,876 GWR Shares (representing 29.88 per cent. of GWR's issued share capital, and undertakings from the Directors of GWR in respect of their own beneficial holdings of 6,784,012 GWR Shares (representing 5.18 per cent. of GWR's issued share capital).

The irrevocable undertaking given by DMG Investment Holdings Limited lapses if (i) a third party announces an offer for GWR and the consideration payable thereunder exceeds by more than 10 per cent. (in the reasonable opinion of UBS and Bridgewell) the value of the consideration under the Merger Offer and Capital Radio does not announce within 14 days thereafter a revised offer which values the GWR Shares at or above the value of such other offer; (ii) the Merger Documentation is not published within one month after the satisfaction or waiver of the Pre-Conditions (or such longer period as the Panel may allow); (iii) the Merger Offer is not made because (a) the Pre-Conditions have not been satisfied or waived by 31 December 2005; or (b) the Panel agrees that the Merger does not have to proceed; or (c) any Condition is not capable of being satisfied; (iv) the Merger Offer lapses or is withdrawn or has not become unconditional by the date which is three months after the Pre-Conditions are satisfied or waived; (v) either Capital Radio or GWR (or members of their groups or their representatives) enter into any agreement with or undertaking to certain regulatory bodies in relation to the Merger which in the opinion of the Board of DMGT acting in good faith in the interests of DMGT, adversely affects DMGT's interest in or its ability to hold, exercise and enjoy the rights attached to the New Capital Radio Shares or its trading relationship with the Merged Group or its ability to invest in the Merged Group, in any such case other than to the extent that the adverse affect, in the opinion of the Board of DMGT acting in good faith in the interests of DMGT, is not material to DMGT; and (vi) if requested by DMGT, Capital Radio fails to confirm that it continues to intend and continues to be able to appoint a nominee of DMGT to its Board with effect from completion of the Merger.

The undertakings given by the Directors will lapse if:(i) the Merger Documentation is not posted within one month of the date of the satisfaction or waiver of the Pre-Conditions (or such later period as the Panel may allow); or (ii) the Merger Offer lapses or is withdrawn; or (iii) the Merger Offer is not made because (a) the Pre-Conditions have not been satisfied or waived by 31 December 2005 (or such later date as Capital Radio and GWR may agree with the Panel); or (b) the Panel agrees that the Merger does not have to proceed; or (c) any Condition is not capable of being satisfied.

DISCLOSURE OF INTERESTS IN GWR

Save for the 45,898,888 GWR Shares in respect of which Capital Radio has received irrevocable undertakings to accept the Merger Offer and, if applicable, vote in favour of the Scheme, neither Capital Radio nor any of the Directors of Capital Radio nor any other Capital

Radio subsidiary, nor, so far as Capital Radio is aware, any person acting in concert with Capital Radio for the purposes of the Merger, owns, controls or holds any GWR Shares or securities convertible or exchangeable into, or rights to subscribe for, purchase or hold any options to purchase any GWR Shares or has entered into any derivative referenced to GWR Shares which remain outstanding. In the interests of confidentiality, Capital Radio has not made enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with it for the purposes of the Merger.

OVERSEAS SHAREHOLDERS OF GWR

The ability of GWR Shareholders not resident in the UK to participate in the Merger, whether implemented by means of the Merger Offer or the Scheme, may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the UK should inform themselves about and observe any applicable requirements.

If the Merger is implemented by means of the Merger Offer, the Merger Offer will not be made directly or indirectly in or into, and may not be accepted in or from, Canada, Japan or Australia, subject to certain exceptions.

Notwithstanding the foregoing, Capital Radio and GWR retain the right to permit the Merger Offer to be accepted and any sale of securities pursuant to the Merger Offer to be completed if, in their sole discretion, they are satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

INDUCEMENT FEES

As an inducement to enter into and implement the Merger, pursuant to the Merger Agreement, each of GWR and Capital Radio (the "paying party") has agreed that it shall pay the other a fee of £3.4 million if that other terminates the Merger Agreement because:

(a) the paying party has publicly recommended a Competitive Proposal or failed to repeat publicly, adversely modified or withdrawn its recommendation of the Merger (except where that modification or withdrawal is a result of a breach by the other party of its obligations under the Merger Agreement or a matter of circumstance relating to the other party exists which causes one or more of the Conditions not to be satisfied or waived); or
(b) a Competitive Proposal in respect of the paying party becomes or is declared unconditional in all respects.

In addition, each of GWR and Capital Radio has agreed to pay the other a lesser inducement fee of £1.7 million if the other has terminated the Merger Agreement as a result of the paying party having breached certain of its conduct of business or non-solicitation covenants given in the Merger Agreement.

GENERAL

The Listing Particulars and the other Merger Documentation will be posted to GWR Shareholders, as soon as practicable, following satisfaction or waiver of the Pre-Conditions.

The Circular, and for information only, the Listing Particulars, and the other Merger Documentation will also be sent to Capital Radio Shareholders at that time.

RECOMMENDATIONS

The Merger has the unanimous support and recommendation of the Boards of both Capital Radio and GWR.

The Board of Capital Radio, which has received financial advice from Credit Suisse First Boston, considers the Merger to be in the best interests of Capital Radio Shareholders as a whole. In providing its advice, Credit Suisse First Boston has relied upon the Board of Capital Radio's commercial assessments of the Merger. Accordingly, the Board of Capital Radio intends unanimously to recommend that Capital Radio Shareholders vote in favour of the resolutions to be proposed at the Capital Radio Extraordinary General Meeting as they have undertaken to do in respect of their own beneficial holdings amounting to 217,897 Capital Radio Shares representing 0.24 per cent. of Capital Radio's existing issued share capital.

The Board of GWR, which has been so advised by UBS and Bridgewell, considers the terms of the Merger to be fair and reasonable. In giving their advice to the GWR Board, UBS and Bridgewell have taken into account the GWR Board's commercial assessment of the Merger. Accordingly, the GWR Board intends unanimously to recommend that GWR Shareholders accept the Merger Offer (or, if applicable, vote in favour of the Scheme) as each of the GWR Directors have undertaken to do in respect of their own beneficial holdings amounting to 6,784,012 GWR Shares, representing 5.18 per cent. of GWR's existing issued share capital.

ENQUIRIES

There will be a meeting for analysts at the London Stock Exchange at 9:30am today.
For further information, please contact:

Capital Radio
Tel: + 44 (0)20 7766 6240
David Mansfield
Peter Harris
Jane Wilson

GWR
Tel: +44 (0)118 928 4338
Ralph Bernard
Wendy Pallot
Simon Cooper

Credit Suisse First Boston
(Financial adviser to Capital Radio)
Tel: + 44 (0)20 7888 8888
Gillian Sheldon
Stuart Upcraft

UBS
(Financial adviser to GWR)
Tel: +44 (0)20 7567 8000
Adrian Haxby
Simon Warshaw

Anthony Fry
(Special adviser to Capital Radio)
Tel: +44 (0)20 7102 1300

Bridgewell
(Financial adviser to GWR)
Tel: +44 (0)20 7003 3000
Andrew Tuckey
John Craven

Cazenove
(Corporate broker to Capital Radio)
Tel: + 44 (0)20 7588 2828
John Paynter
David Anderson

HSBC
(Corporate broker to GWR)
Tel: +44 (0)20 7991 8888
Heraclis Economides

Finsbury
(PR adviser to Capital Radio)
Tel: + 44 (0)20 7251 3801
Rupert Younger
Julius Duncan

College Hill
(PR adviser to GWR)
Tel: +44 (0)20 7457 2020
Adrian Duffield
Matthew Smallwood

CSFB is acting exclusively for Capital Radio and no-one else in connection with the Merger and will not be responsible to anyone other than Capital Radio for providing the protections afforded to clients of CSFB or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

UBS and Bridgewell are acting exclusively for GWR and no-one else in connection with the Merger and will not be responsible to anyone other than GWR for providing the protections afforded to clients of UBS or Bridgewell or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

Anthony Fry, who is a Managing Director of Lehman Brothers, is acting as a special adviser to the Board of Capital Radio and no-one else in connection with the Merger and will not be responsible to anyone other than Capital Radio for providing the protections afforded to clients of Lehman Brothers or for providing advice in relation to the Merger, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement does not constitute an offer or invitation to acquire or exchange securities in Capital Radio or GWR. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable legal and regulatory requirements. This announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if the announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Unless otherwise determined by Capital Radio and GWR and permitted by applicable law and regulation, copies of this announcement and any other documents relating to the Merger are not being, and must not be, mailed or otherwise forwarded, distributed or sent in to Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them, into or from Australia, Canada or Japan. If the Merger is implemented by way of an offer (unless otherwise determined by Capital Radio and GWR and permitted by applicable law and regulation), the Merger Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Australia, Canada or Japan, nor will it be made in or into Australia, Canada or Japan and the Merger Offer will not be capable of acceptance by any such means, instrumentality or facilities or from within Australia, Canada or Japan.

Any securities offered in connection with the Merger Offer have not been and will not be registered under the US Securities Act or under the securities laws of any state or district of the United States. Neither the SEC nor any US state securities commission has approved or disapproved of the securities offered in connection with the Merger Offer, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offence.

The Merger Offer will be made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act and pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Merger Offer will not be made directly or indirectly in any jurisdiction where prohibited by applicable law.

NOTICE TO GWR SHAREHOLDERS WHO ARE US PERSONS

The Merger Offer will be made for the securities of an English company. The Merger Offer will be subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the Merger Documentation, if any, will have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.
It may be difficult for US persons to enforce their rights and any claim they may have arising under US federal securities laws, since Capital Radio is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A US person may not be able to sue a foreign company or its officers or directors in a foreign court for violations of US federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

In accordance with Rule 14e-5(b) under the US Exchange Act, UBS Investment Bank will continue to act as an exempt market maker in GWR Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices

or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Capital Radio or GWR, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Capital Radio or GWR, is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Merger Offer becomes or is declared unconditional as to acceptance or lapses or is otherwise withdrawn (or, if applicable, the Scheme becomes effective). Dealings by Capital Radio or GWR or by their respective "associates" (within the definition set out in the City Code) in any class of securities of Capital Radio or GWR until the end of such period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

FORWARD LOOKING STATEMENTS

The information contained in this announcement is as of 29 September, 2004. Nothing in this document is intended to be a profit forecast or be interpreted to mean that earnings per share of the Merged Group for the current or future financial years would necessarily match or exceed the historical published earnings per share of Capital Radio and GWR. This announcement contains certain forward-looking statements, which may be identified by words such as "believe", "expect", "anticipate", "intend", "plan", "seek", "estimate", "will", "would" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Merged Group resulting from and following the completion of the Merger Offer. Such forward-looking statements inherently involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Capital Radio and GWR disclaim any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

The estimated annualised pre-tax cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. These statements of estimated annualised pre-tax cost savings and cash costs for achieving them relate to future actions and circumstances, which, by their nature, involve risks, uncertainties and other factors. Because of this, the estimated annualised pre-tax cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. These statements should not be interpreted to mean that the earnings per share in the financial year of the Merger, or in any subsequent period, would necessarily match or be greater than those for either Capital Radio, GWR, or the Merged Group for the relevant preceding financial period.

APPENDIX I

PART I - PRE-CONDITIONS

1. The making of the Merger Offer or, if Capital Radio and GWR elect to implement the Merger by means of the Scheme in accordance with paragraph 7 of Part II of this Appendix I, the proposing of the Scheme, and the posting of the Merger Documentation, are subject to the following Pre-Conditions being satisfied or waived:

(a) either:

(i) confirmation having been received in writing by each of Capital Radio and GWR from the OFT or, as the case may be, the Secretary of State, in terms reasonably satisfactory to each of Capital Radio and GWR, that the OFT or, as the case may be, the Secretary of State, does not intend to refer the Merger or any matters arising therefrom (including but not limited to any public interest consideration(s)) to the Competition Commission; or

(ii) following a reference of the Merger or any matters arising therefrom (including but not limited to any public interest consideration(s)) to the Competition Commission, confirmation having been received by each of Capital Radio and GWR from the Competition Commission or, as the case may be, the Secretary of State that the Merger may proceed without any undertakings, conditions or orders, or may proceed subject to the giving of such undertakings by, or the imposition of such conditions or orders as shall be reasonably satisfactory to each of Capital Radio and GWR; and

(b) confirmation having been received in writing by each of Capital Radio and GWR from Ofcom, in terms satisfactory to each of Capital Radio and GWR, that Ofcom will not as a result of the Merger:

(i) vary, suspend, revoke, reduce the licence period of, or impose a financial penalty pursuant to, any Licence; or

(ii) take any action or refrain from taking any action that it would otherwise have taken, or require Capital Radio and/or GWR to take any action or refrain from taking any action, in connection with any Licence(s),

which would have a material adverse effect on the Merged Group taken as a whole.

Capital Radio and GWR may, acting together, waive any or all of the Pre-Conditions, in whole or in part, save that if the Merger Agreement is terminated in accordance with its terms, Capital Radio may waive any or all of the Pre-Conditions, in whole or in part, without the consent of GWR.

2. The Merger Documentation will be posted (in accordance with the requirements of the City Code or as otherwise may be agreed with the Panel) if the Pre-Conditions have been satisfied or waived by no later than the close of business (London time) on 31 December 2005, or such later date as Capital Radio and GWR may agree.

3. If the Merger Agreement is terminated in accordance with its terms, then:

(a) references in paragraph 1 of this Part I of this Appendix I to "each of Capital Radio and GWR" shall be deemed to be references to "Capital Radio"; and

(b) the reference in paragraph 2 of this Part I of this Appendix I to "Capital Radio and GWR may agree" shall be deemed to be a reference to "Capital Radio elects".

PART II – CONDITIONS

1. The Merger Offer will be subject to the following Conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date of the Merger Offer (or such later time(s) and/or date(s) as Capital Radio and GWR may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Capital Radio and GWR may decide) in nominal value of the GWR Shares provided that this Condition will not be satisfied unless Capital Radio and/or its wholly owned subsidiaries shall have acquired, or agreed to acquire, whether pursuant to the Merger Offer or otherwise, GWR Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of GWR, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to any GWR Shares that are unconditionally allotted or issued before the Merger Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this Condition:

(i) GWR Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue;

(ii) valid acceptances shall be deemed to have been received in respect of GWR Shares which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by Capital Radio by virtue of acceptances of the Merger Offer; and

(iii) as the Merger Offer will be extended into the United States, the first closing date of the Merger Offer shall not be earlier than the first date permissible under SEC regulations;

(b) (i) the admission to the Official List of the New Capital Radio Shares becoming effective in accordance with the Listing Rules or (if Capital Radio and GWR agree and subject to the consent of the Panel) the UK Listing Authority agreeing to admit such shares to the Official List ; and

(ii) the admission to trading of the New Capital Radio Shares becoming effective in accordance with the rules of the London Stock Exchange or (if Capital Radio and GWR agree and subject to the consent of the Panel) the London Stock Exchange agreeing to admit such shares to trading;

(c) the passing at an extraordinary general meeting of Capital Radio (or any adjournment thereof) of such resolution(s) as may be necessary to approve and implement the Merger (which, for the avoidance of doubt, shall exclude any special resolution to change the name of Capital Radio);

(d) in the event that Pre-Condition (a) is waived, either:

(i) confirmation having been received in writing by each of Capital Radio and GWR from the OFT or, as the case may be, the Secretary of State, in terms reasonably satisfactory to each of Capital Radio and GWR, that the OFT or, as the case may be, the Secretary of State, does not intend to refer the Merger or any matters arising therefrom (including but not limited to any public interest consideration(s)) to the Competition Commission; or

(ii) following a reference of the Merger or any matters arising therefrom (including but not limited to any public interest consideration(s)) to the Competition Commission, confirmation having been received by each of Capital Radio and GWR from the Competition Commission or, as the case may be, the Secretary of State that the Merger may proceed without any undertakings, conditions or orders, or may proceed subject to the giving of such undertakings by, or the imposition of such conditions or orders as shall be satisfactory to each of Capital Radio and GWR;

(e) in the event that Pre-Condition (b) is waived, confirmation having been received in writing by each of Capital Radio and GWR from Ofcom, in terms satisfactory to each of Capital Radio and GWR, that Ofcom will not as a result of the Merger:

(i) vary, suspend, revoke, reduce the licence period of, or impose a financial penalty pursuant to, any Licence; or

(ii) take any action or refrain from taking any action that it would otherwise have taken, or require Capital Radio and/or GWR to take any action or refrain from taking any action, in connection with any Licence(s),

which would have a material adverse effect on the Merged Group taken as a whole;

(f) no Third Party having intervened (as defined in Appendix IV below) and there not continuing to be outstanding any statute, regulation, decision or order of any Third Party in each case which would or might reasonably be expected (in any case to an extent which is material in the context of the Merged Group taken as a whole) to:

(i) make the Merger, its implementation or the proposed acquisition by Capital Radio of any shares or other securities in GWR void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Merger or such acquisition, or otherwise impede, challenge or interfere with the Merger or such acquisition, or require amendment to the terms of the Merger or such acquisition;

(ii) impose any material limitation or delay on the ability of any member of the Capital Radio Group or any member of the GWR Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the GWR Group or any member of the Capital Radio Group, as the case may be;

(iii) require, prevent or delay the divestiture (or alter the terms envisaged for any proposed divestiture) by any member of the Capital Radio Group or, as the case may be, the GWR Group of any shares or other securities in GWR or, as the case may be, in Capital Radio;

(iv) require, prevent or delay the divestiture (or alter the terms envisaged for any proposed divestiture) by any member of the Capital Radio Group or by any member of the GWR Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any or all of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(v) except pursuant to Part XIIIA of the Companies Act, require any member of the Capital Radio Group or of the GWR Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either Group owned by any third party;

(vi) limit the ability of any member of the Capital Radio Group or of the GWR Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Capital Radio Group or of the GWR Group;

(vii) result in any member of the GWR Group or the Capital Radio Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the GWR Group or of the Capital Radio Group,

and all applicable waiting and other time periods during which any such Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(g) all notifications and filings which are necessary or are reasonably considered appropriate by Capital Radio and GWR (acting jointly) having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Merger or the acquisition or proposed acquisition by Capital Radio of any shares or other securities in GWR or the carrying on by any member of the Capital Radio Group or, as the case may be, the GWR Group of its business;

(h) all Authorisations which are necessary and material or are reasonably considered necessary or appropriate by Capital Radio and GWR (acting jointly) in any relevant jurisdiction for or in respect of the Merger or the acquisition or proposed acquisition by Capital Radio of any shares or other securities in GWR or the carrying on by any member of the GWR Group or, as the case may be, the Capital Radio Group of its business having been obtained, in terms and in a form reasonably satisfactory to each of Capital Radio and GWR, from all appropriate Third Parties or from any persons or bodies with whom any member of the GWR Group or, as the case may be, the Capital Radio Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same, in each case where the absence of such Authorisation (or, if applicable, the revocation, suspension, restriction or modification thereof) would have a material adverse effect on the Merged Group taken as a whole;

(i) except as publicly announced by GWR or, as the case may be, by Capital Radio (in each case by the delivery of an announcement to a Regulatory Information Service) prior to 29 September 2004 or as fairly disclosed in writing to Capital Radio by or on behalf of GWR or, as the case may be, to GWR by or on behalf of Capital Radio prior to that date or as agreed between Capital Radio and GWR, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the GWR Group or, as the case may be, the Capital Radio Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Merger or the acquisition or proposed acquisition by Capital Radio of any shares or other securities in GWR, would or might reasonably be expected to result in, (in any case to an extent which is or would be material in the context of the GWR Group or, as the case may be, the Capital Radio Group, in each case taken as a whole):

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the GWR Group or, as the case may be, the Capital Radio Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the GWR Group or, as the case may be, the Capital Radio Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the GWR Group or, as the case may be, the Capital Radio Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the GWR Group or, as the case may be, the Capital Radio Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(iv) any asset or interest of any member of the GWR Group or, as the case may be, the Capital Radio Group being or falling to be disposed of or ceasing to be available to any member of the GWR Group or, as the case may be, the Capital Radio Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the GWR Group or, as the case may be, the Capital Radio Group, in each case otherwise than in the ordinary course of business;

(v) any member of the GWR Group or, as the case may be, the Capital Radio Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of material liabilities (actual or contingent) by any member of the GWR Group or, as the case may be, the Capital Radio Group; or

(vii) the rights, liabilities, obligations or interests of any member of the GWR Group or, as the case may be, the Capital Radio Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such person in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated, adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the GWR Group or, as the case may be, the Capital Radio Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, could result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition (i) in any case to an extent which is or would be material in the context of the GWR Group or, as the case may be, the Capital Radio Group, in each case taken as a whole;

(j) since 31 March 2004 (in relation to the GWR Group) and except as disclosed in GWR's annual report and accounts for the year then ended or, as the case may be, since 30 September 2003 (in relation to the Capital Radio Group) and except as disclosed Capital Radio's annual report and accounts for the year then ended or as otherwise publicly announced by GWR or, as the case may be, by Capital Radio (in each case, by the delivery of an announcement to a Regulatory Information Service) prior to 29 September 2004 or as otherwise fairly disclosed in writing to Capital Radio by or on behalf of GWR or, as the case may be, to GWR by or on behalf of Capital Radio prior to 29 September 2004 or as agreed between Capital Radio and GWR, no member of the GWR Group or, as the case may be, the Capital Radio Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between GWR and wholly-owned subsidiaries of GWR, or as the case may be, between

Capital Radio and wholly-owned subsidiaries of Capital Radio and other than any options granted as disclosed to Capital Radio, or, as the case may be, GWR prior to 29 September 2004 and any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the GWR Share Option Schemes or, as the case may be, the Capital Radio Share Option Schemes;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any bonus, dividend or other distribution whether payable in cash or otherwise (other than to GWR or a wholly-owned subsidiary of GWR or, as the case may be, to Capital Radio or a wholly-owned subsidiary of Capital Radio);

(iv) made or authorised any change in its loan capital;

(v) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same (which in any case is material in the context of the Merged Group taken as a whole);

(vi) issued or authorised the issue of, or made any change in or to, any debentures or (except in the ordinary course of business) incurred or increased any indebtedness or liability (actual or contingent) which in any case is material in the context of the Merged Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is or could involve an obligation of such nature or magnitude; or

(B) would restrict the business of any member of the GWR Group or, as the case may be, the Capital Radio Group; or

(C) is other than in the ordinary course of business,

and which in any case is material in the context of the Merged Group taken as a whole;

(viii) entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the GWR Group or, as the case may be, the Capital Radio Group otherwise than in the ordinary course of business which in any case is material in the context of the Merged Group taken as a whole;

(ix) entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the GWR Group or, as the case may be, the Capital Radio Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which in any case is material in the context of the Merged Group taken as a whole;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Merged Group taken as a whole;

(xii) waived or compromised any claim which is material in the context of the Merged Group taken as a whole;

(xiii) made any alteration to its memorandum or articles of association which is material in the context of the Merger; or

(xiv) made or agreed or consented to:

(A) any material change:

I to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependents; or

II the benefits which accrue or to the pensions which are payable thereunder; or

III the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

IV the basis upon which the liabilities (including pensions) or such pension schemes are funded or made,

in each case, which has an effect that is material in the context of the Merged Group taken as a whole or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the GWR Group or, as the case may be, the Capital Radio Group in a manner which is material in the context of the Merged Group taken as a whole; or

(xvi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition (j);

(k) since 31 March 2004 (in relation to the GWR Group) and except as disclosed in GWR's annual report and accounts for the year then ended or, as the case may be, since 30 September 2004 (in relation to the Capital Radio Group) and except as disclosed in Capital Radio's annual report and accounts for the year then ended or as otherwise publicly announced by GWR or, as the case may be, by Capital Radio (in each case, by the delivery of an announcement to a Regulatory Information Service) prior to 29 September 2004 or as otherwise fairly disclosed in writing to Capital Radio by or on behalf of GWR or, as the case may be, to GWR by or on behalf of Capital Radio prior to 29 September 2004:

(i) there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the GWR Group or, as the case may be, the Capital Radio Group which in any case is material in the context of the GWR Group or, as the case may be, the Capital Radio Group, in each case taken as a whole;

(ii) no contingent or other liability of any member of the GWR Group or, as the case may be, the Capital Radio Group having arisen or become apparent or increased which in any case is material in the context of the Merged Group taken as a whole; and

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the GWR Group or, as the case may be, the Capital Radio Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the GWR Group or, as the case may be, the Capital Radio Group which in any case is material in the context of the Merged Group taken as a whole; and

(iv) (other than as a result of the Merger) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the GWR Group or, as the case may be, the Capital Radio Group which in any case is material in the context of the Merged Group taken as a whole;

(l) Capital Radio not having discovered in relation to the GWR Group and GWR not having discovered in relation to the Capital Radio Group:

(i) that any financial or business or other information concerning the GWR Group or, as the case may be, the Capital Radio Group, disclosed at any time by or on behalf of any member of the GWR Group or, as the case may be, the Capital Radio Group, whether publicly, to any member of the Capital Radio Group or, as the case may be, the GWR Group or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 29 September 2004 by disclosure either publicly or otherwise to Capital Radio or, as the case may be, to GWR to an extent which in any case is material in the context of the GWR Group or, as the case may be, the Capital Radio Group, in each case taken as a whole; or

(ii) that any member of the GWR Group or, as the case may be, the Capital Radio Group, is subject to any liability (actual or contingent) which is not disclosed in the GWR annual report and accounts for the financial year ended 31 March 2004 or, as the case may be, the Capital Radio annual report and accounts for the year ended 30 September 2003 and which in any case is material in the context of the GWR Group or, as the case may be, the Capital Radio Group, in each case taken as a whole; and

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the GWR Group or, as the case may be, the Capital Radio Group to an extent which is material in the context of the Merged Group taken as a whole;

(m) the Merger Agreement not having been terminated by one Party (as defined therein) in accordance with its terms because of a breach by the other Party of any of the covenants and obligations to be performed by the other Party or because of the recommendation by the other Party's Board of a Competitive Proposal or a failure to repeat, withdrawal or adverse modification of its recommendation of the Merger Offer.

2. Subject to the requirements of the Panel, Capital Radio and GWR may, acting together, waive any or all of Conditions (d) to (h) inclusive, in whole or in part, save that if the Merger Agreement is terminated in accordance with its terms, Capital Radio may waive any or all of such Conditions, in whole or in part, without the consent of GWR. Capital Radio reserves the right to waive any or all of Conditions (i) to (l) (inclusive), in whole or in part, in so far as they relate to GWR (or, as the case may be, the GWR Group), and Condition (m) in so far as the Merger Agreement is terminated as a result of a breach of such agreement by GWR or a recommendation by GWR's Board or a failure to repeat, withdrawal or adverse modification by GWR's Board of its recommendation as referred to in such Condition. GWR reserves the right to waive all or any of Conditions (i) to (l) (inclusive), in whole or in part, insofar as they relate to Capital Radio (or, as the case may be, the Capital Radio Group) and Condition (m) insofar as the Merger Agreement is terminated as a result of a breach of such agreement by Capital Radio or a recommendation by Capital Radio's Board or a failure to repeat, withdrawal or adverse modification by Capital Radio's Board of its recommendation as referred to in such Condition. Capital Radio undertakes to GWR that it shall not invoke any of Conditions (d) to (m) (inclusive), in whole or in part, except in circumstances where it would be permitted to do so by the Panel in accordance with note 2 to Rule 13 of the City Code. GWR undertakes to Capital Radio that it will not invoke any of Conditions (d) to (m) (inclusive), in whole or in part, except in circumstances where it would be so permitted if it were the offeror under the Merger for the purposes of the City Code.

3. Conditions (b) to (m) (inclusive) must be fulfilled, be determined, by Capital Radio and/or GWR, as the case may be, to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which Condition (a) is fulfilled (or, if applicable, the date on which the Scheme becomes effective) (or, in each case, such later date as Capital Radio and/or GWR, as the case may be, may, with the consent of the Panel, decide), failing which the Offer will lapse or, if applicable, the Scheme will not proceed. Capital Radio and/or GWR, as the case may be, shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions (b) to (m) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition.

4. In the event that Pre-Condition (a) and/or Condition (d) is/are waived, the Offer will lapse, (or, if applicable, the Scheme will not proceed) (unless otherwise agreed by the Panel) if the Merger is referred to the Competition Commission before, in the case of the Offer, the later of 3.00 p.m. (London time) on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances or, if applicable, in the case of the Scheme, the date of the GWR Meetings.

5. If the Panel requires Capital Radio to make an offer for GWR Shares under the provisions of Rule 9 of the City Code, Capital Radio may make such alterations to the Conditions of the Offer, including to Condition (a), as are necessary to comply with the provisions of that Rule.

6. If the Offer lapses it will cease to be capable of further acceptance. GWR Shareholders who have accepted the Offer and Capital Radio shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses. If the Scheme does not become effective, neither GWR nor GWR Shareholders will be bound by the Scheme.

7. Capital Radio and GWR may elect to implement the Merger by means of a Scheme. In such event, the Scheme will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Offer. In particular, Condition (a) will not apply to the Scheme and the Scheme will be subject to the following further Conditions:

(i)approval of the Scheme by a majority in number, representing 75 per cent. or more in value of the GWR Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment of such meeting;

(ii) the resolution(s) required to approve and implement the Scheme being duly passed by the requisite majority at the GWR Extraordinary Meeting, or any adjournment of such meeting; and

(iii) sanction (with or without modifications, on terms reasonably acceptable to each of Capital Radio and GWR) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the order of the Court sanctioning the Scheme and confirming the reduction of capital involved in the Scheme being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

8. If the Merger Agreement is terminated in accordance with its terms, then:

(a) references in paragraph 1(a) of this Part II of this Appendix I to "Capital Radio and GWR" shall be deemed to be references to "Capital Radio";

(b) references in paragraph 1(b) of this Part II of this Appendix I to "Capital Radio and GWR agree" shall be deemed to be references to "Capital Radio agrees";

(c) references in paragraphs 1(d), (e), and (h) of this Part II of this Appendix I to "each of Capital Radio and GWR" shall be deemed to be references to "Capital Radio";

(d) references in paragraphs 1(g) and (h) of this Part II of this Appendix I to "Capital Radio and GWR (acting jointly)" shall be deemed to be references to "Capital Radio";

(e) the right of GWR to waive Conditions as set out in paragraph 2 of this Part II of this Appendix I shall be exercisable by Capital Radio; and

(f) references in paragraph 3 of this Part II of this Appendix I to "by Capital Radio and/or GWR, as the case may be", shall be deemed to be references to "Capital Radio".

9 If the Merger is proposed by means of a scheme of arrangement then, if the Merger Agreement is terminated in accordance with its terms, Capital Radio reserves the right to implement the Merger by means of an offer. In such event, the offer will be implemented on the same terms (subject to appropriate amendments) as the Offer and as may be agreed by the Panel.

PART III CERTAIN FURTHER TERMS OF THE MERGER

1. The GWR Shares which will be acquired by Capital Radio under the Merger will be fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights and/or interests of any nature whatsoever and together with all rights attaching thereto except, in the case of dividends, to those dividends paid prior to completion of the Merger and save as otherwise may be set out in the Merger Documentation.

2. The New Capital Radio Shares to be delivered as consideration under the Merger will be issued fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights and/or interests of any nature whatsoever and will rank *pari passu* with Capital Radio Shares in issue at the time the New Capital Radio Shares are delivered pursuant to the Merger with such rights as attach to such shares as at that time. The New Capital Radio Shares will be free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights and/or interests of any nature whatsoever. Further details of the New Capital Radio Shares will be set out in the Merger Documentation.

3. The Merger will be on the terms and will be subject, *inter alia*, to the Pre-Conditions and Conditions which are set out in Parts I and II of this Appendix I and those terms which will be set out in the Merger Documentation and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code. The Merger will be governed by English law.

4. The availability of the Merger to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX II

SOURCES AND BASES OF INFORMATION

Save as otherwise set out in this announcement, the following constitute the sources and bases of the information and calculations referred to in this announcement:

1. Financial Information

The financial information relating to Capital Radio has been extracted from its audited annual accounts for the years to which such information relates and its unaudited interim statements all of which are prepared in accordance with UK GAAP.

Profit and loss financial information relating to Capital Radio for the year to 31 March 2004 has been calculated by aggregating the financial information for the year to 30 September 2003 and the comparable financial information for the six months to 31 March 2004 and subtracting the comparable financial information for the six months to 31 March 2003.

Underlying basic earnings per share as it relates to Capital Radio excludes the impact of goodwill amortisation and restructuring costs and their related tax effects.

The financial information relating to GWR has been extracted from its audited annual accounts for the years to which such information relates which are prepared in accordance with UK GAAP.

Headline earnings per share as it relates to GWR excludes the profit or loss on disposal of tangible fixed assets and investments and goodwill amortisation and their related tax effects.

Combined financial information for the Merged Group has been calculated by simply aggregating Capital Radio's financial information for the year to 31 March 2004, as extracted from its audited annual accounts for the year ending 30 September 2003 and its unaudited interim statements in the way described above, and GWR's financial information for the year to 31 March 2004, as extracted from its audited annual accounts of that year. The combined financial information does not reflect any adjustments arriving from the Merger including one off costs and amortisation.

The term "EBITDA" as used in this announcement refers to Earnings Before Interest, Tax, Depreciation and Amortisation and is calculated so as to include Associate Income.

The term "PBT" as used in this announcement refers to Profit Before Taxation.

2. Estimated annualised pre-tax cost savings

Estimated annualised pre-tax cost savings of at least £7.5 million in the second full year post completion of the Merger is based on estimates made by the Boards of Capital Radio and GWR.

3. One-off cash costs of achieving annualised pre-tax cost savings

One-off cash costs of approximately £11 million of achieving the annualised pre-tax cost savings is based on estimates made by the Boards of Capital Radio and GWR.

4. Issued share capital of Capital Radio

On 21 September 2004 Capital Radio had 85,425,040 shares in issue based on its Rule 2.10 announcement of the same day.

5. Market capitalisation of Capital Radio

Capital Radio's market capitalisation of £367 million is calculated on the basis of a price of 430 pence per Capital Radio share, being the official closing price on the London Stock Exchange as at close of business on the 17 September 2004, the last trading day before the announcement that GWR and Capital Radio were in Merger discussions, as derived from Bloomberg, multiplied by the above number of shares in issue.

6. Issued share capital of GWR

On 20 September 2004 GWR had 130,908,854 shares in issue based on its Rule 2.10 announcement of the same day.

7. Market capitalisation of GWR

GWR's market capitalisation of £344 million is calculated on the basis of a price of 262.5 pence per GWR share, being the official closing price on the London Stock Exchange as at close of business on 17 September 2004, the last trading day before the announcement that GWR and Capital Radio were in Merger discussions, as derived from Bloomberg, multiplied by the above number of shares in issue.

8. Combined market capitalisation of the Merged Group

The combined market capitalisation of the Merged Group of £711 million as at 17 September 2004 is calculated by aggregating Capital Radio's and GWR's market capitalisations of the same day, calculations for which are shown above.

9. Exchange Ratio

The 60.236 new Capital Radio Shares receivable by GWR Shareholders for every 100 GWR shares held is calculated by dividing the number of Capital Radio Shares in issue by the percentage of the issued share capital of the Merged Group to be held by Capital Radio Shareholders (52%), multiplying by the percentage of the issued share capital of the Merged Group to be held by GWR Shareholders (48%), dividing by the number of GWR shares in issue and multiplying by 100.

10. Merged Group's listener numbers and percentage share of UK commercial radio listening

Such information is based on the aggregate of Capital Radio and GWR's listener numbers and percentage share of UK commercial radio listening, sourced from Radio Joint Audience Research Limited ("Rajar") (Wave 2 2004). There is an estimated overlap of one million listeners.

11. Statement that the Merged Group will be the 'leading commercial radio group'

This statement is based on:

(i) the total number of analogue and digital radio licences, sourced from Ofcom; and

(ii) the total combined audience share of the Merged Group, sourced from Rajar (Wave 2 2004); and

(iii) the pro-forma turnover of the Merged Group, based on the separate turnovers of Capital Radio and GWR, sourced from the financial information in section 1 above.

12. Information on the UK advertising market, including the percentage share of total display advertising revenue, and the growth of radio display advertising

Such information is sourced from the Radio Advertising Bureau 2004.

13. Information on Capital Radio's broadcast reach and listener statistics

Such information is sourced from Rajar (Wave 2 2004).

14. Information on GWR's broadcast reach and listener statistics

Such information is sourced from Rajar (Wave 2 2004).

15. Information on Classic FM's broadcast reach and listener statistics

Such information is sourced from Rajar (Wave 2 2004).

16. Merged Group operational statistics

References to the number of radio stations, radio licences and digital multiplexes that will be held by the Merged Group, or listening hours from which the Merged Group will benefit, are based on the aggregate number of radio stations, radio licences and digital multiplexes held by, or (as applicable) listening hours of, Capital Radio and GWR as at 28 September 2004.

APPENDIX III

SUMMARY OF CERTAIN TERMS OF MERGER AGREEMENT

1. Termination

The Merger Agreement may be terminated if:

(a) Capital Radio and GWR so agree in writing;

(b) the Pre-Conditions have not been satisfied or waived on or before 31 December 2005 or such later date as Capital Radio and GWR may agree;

(c) the Conditions not have not been satisfied or waived on or before the date falling three months after the satisfaction or waiver of the Pre-Conditions or such later date as Capital Radio and GWR may agree;

(d) the Board of the other party publicly recommends a Competitive Proposal or adversely modifies or withdraws its recommendation to its shareholders in respect of the Merger;

(e) a Competitive Proposal in respect of the other party becomes or is declared unconditional in all respects (or, if implemented by means of the Scheme, becomes effective);

(f) the Merger Offer lapses in accordance with its terms or, with the consent of the Panel, the Merger Offer is withdrawn or not made;

(g) Capital Radio and GWR elect to implement the Merger by means of the Scheme and the Scheme is not sanctioned by GWR Shareholders or by the Court;

(h) the Capital Radio Shareholders do not approve any resolution at the Capital Radio Extraordinary General Meeting the approval of which is a Condition; or

(i) there is a breach of the conduct of business or non-solicitation obligations of Capital Radio or GWR which has not been remedied within 10 Business Days.

2. Inducement Fees

As an inducement to enter into and implement the Merger, pursuant to the Merger Agreement, each of GWR and Capital Radio (the "paying party") has agreed that it shall pay the other a fee of £3.4 million if that other terminates the Merger Agreement because:

(a) the paying party has publicly recommended a Competitive Proposal or failed to repeat publicly, adversely modified or withdrawn its recommendation of the Merger (except where that modification or withdrawal is a result of a breach by the other party of its obligations under the Merger Agreement or a matter of circumstance relating to the other party exists which causes one or more of the Conditions not to be satisfied or waived); or

(b) a Competitive Proposal in respect of the paying party becomes or is declared unconditional in all respects.

In addition, each of GWR and Capital Radio has agreed to pay the other a lesser inducement fee of £1.7 million if the other has terminated the Merger Agreement as a result of the paying party having breached certain conduct of business or non-solicitation covenants given in the Merger Agreement.

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"Act" or "Companies Act"	Companies Act 1985 (as amended);
"Authorisations"	authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals;
"Board"	as the context requires, the board of directors of GWR or the board of directors of Capital Radio and the terms "GWR Board" and "Capital Radio Board" shall be construed accordingly;
"Bridgewell"	Bridgewell Limited;
"business day"	any day on which the London Stock Exchange is open for the transaction of business;
"Canada"	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof;
"Capital Radio"	Capital Radio plc (as such company may be renamed in due course);
"Capital Radio Extraordinary General Meeting"	the extraordinary general meeting of Capital Radio to be convened to consider and, if thought fit, approve, certain resolutions required to approve the Merger and related matters (including any adjournment of such meeting);
"Capital Radio Group"	Capital Radio and its subsidiaries and subsidiary undertakings;
"Capital Radio Share Option Schemes"	the Capital Radio 1986 Senior Executive Share Option Scheme, Capital Radio Savings Related Share Option Scheme, Capital Radio 1998 Share Option Scheme, Capital Radio Presenters Share Option Scheme and the Capital Radio Long Term Incentive Plan;
"Capital Radio Shareholders"	holders of Capital Radio Shares;
"Capital Radio Shares"	ordinary shares of 2.5 pence each in the capital of Capital Radio;
"CAT"	Competition Appeal Tribunal;
"Cazenove"	Cazenove & Co. Limited;
"certificated" or in "certificated form"	a share or other security which is not in uncertificated form (that is not in CREST);
"Circular"	the circular to be sent by Capital Radio to Capital Radio Shareholders, once the Pre-Conditions have been satisfied or waived, convening the Capital Radio Extraordinary Meeting;

"City Code"	the City Code on Takeovers and Mergers and the Rules Governing Substantial Acquisitions of Shares;
"Closing Prices"	the closing middle market quotations of a Capital Radio Share and a GWR Share as derived from the Daily Official List or the London Stock Exchange's website;
"Competition Commission"	the independent public body established by the Competition Act 1998;
"Competitive Proposal"	any takeover offer or merger transaction, however effected, involving the acquisition of control (as defined in the City Code) of GWR or Capital Radio (other than the Merger);
"Conditions"	the conditions to the Merger Offer set out in Part II of Appendix I;
"Court"	the High Court of Justice of England and Wales;
"Credit Suisse First Boston" or "CSFB"	Credit Suisse First Boston (Europe) Limited;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"Daily Official List"	the Daily Official List of the London Stock Exchange;
"Directors of Capital Radio" or "Capital Radio Directors"	the directors of Capital Radio;
"Directors of GWR" or "GWR Directors"	the directors of GWR (excluding, for the avoidance of doubt, Mr. Roger Lewis who resigned from the Board of GWR with effect from 28 September 2004 and who did not participate in the formulation of the advice to shareholders and who will not accept any responsibility for the Merger Documentation);
"DMGT"	Daily Mail and General Trust Plc
"GWR"	GWR Group plc;
"GWR Court Meeting"	the meeting or meetings of GWR Shareholders (or the relevant class or classes thereof) as may be convened (should the Merger be implemented by means of the Scheme) pursuant to an order of the Court under section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment) (including any adjournment of such meeting);
"GWR Extraordinary General Meeting"	the extraordinary general meeting of GWR as may be convened (should the Merger be implemented by means of the Scheme) to consider and, if thought fit, approve certain resolutions that would be required to approve and implement the Scheme (including any adjournment of such meeting);
"GWR Group"	GWR and its subsidiaries and subsidiary undertakings;

"GWR Meetings"	the GWR Extraordinary General Meeting and the GWR Court Meeting;
"GWR Share Option Schemes"	1995 Executive Share Option Scheme, 1996 Executive Share Option Scheme and 1995 Savings Related Share Option Scheme and the 2004 SAYE Share Option Scheme;
"GWR Shareholders"	holders of GWR Shares;
"GWR Shares"	includes: (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of GWR; and (ii) any further ordinary shares of 5 pence each in the capital of GWR which are unconditionally allotted or issued and fully paid before the Merger Offer closes or before such earlier date as Capital Radio (subject to the City Code) may determine not being earlier than the date on which the Merger Offer becomes or is declared unconditionally as to acceptances, but excludes any shares held as treasury shares on such date as Capital Radio may determine before the Merger Offer closes (which may be a different date to the date referred to in (ii)).
"HSBC"	HSBC Bank plc;
"Japan"	Japan, its cities, prefectures, territories and possessions;
"Licence"	any licence issued by Ofcom under the Broadcasting Acts 1990 and/or 1996 and/or the Communications Act 2003 currently held directly or indirectly by Capital Radio or GWR;
"Listing Particulars"	the listing particulars to be published, once the Pre-Conditions have been satisfied or waived, in connection with the issue of the New Capital Radio Shares;
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name;
"London Stock Exchange"	London Stock Exchange plc;
"Merged Company"	the holding company of the Merged Group, which will be Capital Radio or, if the special resolution to change the name of Capital Radio (which is to be proposed at the Capital Radio Extraordinary General Meeting) is passed by Capital Radio Shareholders at such meeting, the same company but with a different name, as approved by Capital Radio Shareholders;
"Merged Group"	the new group created pursuant to the combination of the Capital Radio Group and the GWR Group, to be

	implemented by means of the Merger Offer, or should Capital Radio and GWR so elect, the Scheme or, as the context may require, the Merged Company;
"Merger"	the proposed merger of Capital Radio and GWR to be implemented by means of the Merger Offeror the Scheme;
"Merger Agreement"	the agreement entered into by Capital Radio and GWR immediately prior to the release of this announcement setting out the terms of the Merger , certain key provisions of which are set out in Appendix III;
"Merger Document"	the Offer Document (together with the Forms of Acceptance), or should the Merger be implemented by means of the Scheme, the Scheme Document (together with the relevant forms of proxy to accompany such document), to be posted to GWR Shareholders following the satisfaction or waiver of the Pre-Conditions;
"Merger Documentation"	the Merger Document, the Listing Particulars, the Circular and any other related or ancillary document;
"Merger Offer"	the proposed recommended offer to be made by CSFB on behalf of Capital Radio, once the Pre-Conditions have been satisfied or waived, to acquire all of the GWR Shares on the terms and subject to the Conditions set out in this announcement and to be set out in the Offer Document (including, where the context so requires, any subsequent revision, variation, extension, or renewal of such Merger Offer);
"New Capital Radio Shares"	means the new Capital Radio shares , to be issued to GWR Shareholders credited as fully paid pursuant to the Merger;
"Ofcom"	the Office of Communications;
"Offer Document"	the document to be sent to GWR Shareholders once the Pre-Conditions have been satisfied or waived which will contain, *inter alia*, the terms and conditions of the Merger Offer;
"Official List"	the Official List of the UK Listing Authority;
"OFT"	the Office of Fair Trading;
"Overseas Shareholders"	GWR Shareholders (or nominees of, or custodians or trustees for GWR Shareholders) not resident in or citizens of the United Kingdom;
"Panel"	the Panel on Takeovers and Mergers;
"Pre-Conditions"	the pre-conditions to the making of the Merger Offer or, if the Merger is implemented by means of the Scheme, the proposing of the Scheme, and the posting of the Merger Documentation, set out in Part I of Appendix I;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

"Regulatory Information Service"	any of the services set out in schedule 12 to the Listing Rules;
"Scheme"	should Capital Radio and GWR elect to implement the Merger by means of the Scheme, the proposed acquisition of the GWR Shares by means of a scheme of arrangement under section 425 of the Companies Act, once the Pre-Conditions have been satisfied or waived, on the terms and subject to the conditions set out in this announcement and to be set out in the Scheme Document;
"Scheme Document"	the document which, should the Merger be implemented by means of the Scheme, would be sent to GWR Shareholders once the Pre-Conditions have been satisfied or waived which would contain, *inter alia*, the terms and conditions of the Scheme and the notices convening the GWR Meetings;
"SEC"	United States Securities and Exchange Commission;
"Secretary of State"	the Secretary of State of the Department of Trade and Industry;
"Third Party"	any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, agency (including any trade agency), association, institution or professional or environmental body or any other person or body whatsoever in any jurisdiction; a Third Party shall be regarded as having "**intervened**" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;
"treasury shares"	any GWR Shares held by GWR as treasury shares;
"UBS"	UBS Investment Limited;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or in "uncertificated form"	a GWR Share which is for the time being recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;

"United States of America or United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"US Securities Act"	the United States Securities Act of 1933 (as amended);

All references to legislation in this document are to English legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Unless otherwise stated, all references in this document to a time of day are to London time.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purposes of this document, subsidiary, subsidiary undertaking and parent undertaking have the respective meanings given to them by the Companies Act.